Exhibit 99.1

P.V. NANO CELL LTD.

8 Hamasger Street

Migdal Ha’Emek, Israel 2310102

Dear Shareholder:

You are cordially invited to attend a Special General Meeting (the “Meeting”) of the shareholders of P.V. Nano Cell Ltd. (the “Company”), to be held at 16:00, Israel time, on April 7, 2022, at the Company’s offices at 8 Hamasger Street, Midgal Ha’Emek, Israel 2310102, or at any adjournments thereof.

The Company’s notice of the Meeting and the proxy statement (“Proxy Statement”) appearing on the following pages, describe in detail the matter to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on March 9, 2022, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Special General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the meeting.

Very truly yours,

/s/ Ran Eisenberg
Ran Eisenberg
Chief Executive Officer

P.V. NANO CELL LTD.

8 Hamasger Street

Migdal Ha’Emek, Israel 2310102

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to our holders of ordinary shares par value NIS 0.01 per share (the “Ordinary Shares”) of P.V. Nano Cell Ltd. (the “Company”) for the Special General Meeting (the “Special Meeting”) of Shareholders of the Company, to be held on April 7, 2022 at the offices of the Company, at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, or at any adjournments thereof. The Special Meeting will be held at 16:00, Israel time, on such day or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “P.V. Nano Cell”, “we”, “us”, “our” and the “Company” to refer to P.V. Nano Cell Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the Special Meeting will be as follows:

Proposal No. 1

On the agenda of the Special Meeting will be a proposal to appoint Ilanit Halperin, CPA as the Company’s independent auditors for the fiscal years ended December 31, 2020 and 2021.

We currently are unaware of any other matters that may be raised at the Special Meeting. Should any other matters be properly raised at the Special Meeting, the persons designated as proxies will vote according to their own judgment on those matters.

Board Recommendation

Our board of directors unanimously recommends that you vote “FOR” the Proposal to appoint Ilanit Halperin CPA as the Company’s independent auditors to audit the Company’s financial statement for the years ended December 31, 2020 and 2021.

Who Can Vote

Only shareholders of record at the close of business on March 9, 2022 (the “Record Date”), are entitled to notice of and to vote at the Special Meeting and any adjournment or postponement thereof.

How You Can Vote

You can vote your ordinary shares by attending the Special Meeting. If you do not plan to attend the Special Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” held through a broker, bank or nominee and shares that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders Holders of Record

If you are a shareholder holder of record, you can submit your vote by completing, signing and submitting an applicable proxy card, which has been published at www.sec.gov. Shareholders must complete, date, sign and mail the proxy to the Company’s offices, so that is received by the Company no later than four hours prior to the scheduled date of the Special Meeting. Shareholders registered in the Company’s shareholders’ register in Israel, must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be or meet any other identification requirement in accordance with applicable law.

Solicitation of Proxies

By appointing “proxies”, shareholders may vote at the Special Meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least four hours prior to the Special Meeting, all of the shares represented by the proxy will be voted as indicated on the form. If no preference is noted on the proxy and the personal interest question under proposal 1 has been answered, the shares represented by the proxy will be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Special Meeting or any adjournment thereof. Shareholders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed or made available to shareholders on or about March 23, 2022. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Position Statements

To the extent you would like to submit a position statement with respect to any of proposals described in the Proxy Statement pursuant to the Israeli Companies law, 1999 (the “Israeli Companies Law”), you may do so by delivery of appropriate notice to the Company’s offices at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, Attention: Mr. Evyatar Cohen, chief financial officer, facsimile number +972-4-654-6880, e-mail address: evyatar@profinance.co.il., not later than ten days before the Special Meeting date (i.e., March 28, 2022). Any position statement timely received will be furnished to the SEC on Form 6-K and will be available to the public on the SEC website.

Shareholder Proposals

Any shareholder of the Company who intends to present a proposal at the Special Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Special Meeting by submitting their proposals to the Company’s offices at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, Attention: Mr. Evyatar Cohen, chief financial officer, facsimile number +972-4-654-6880, e-mail address: evyatar@profinance.co.il.

Quorum

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two (2) or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within thirty minutes of the time designated for the Meeting, the Meeting will be adjourned to Thursday, April 14, 2022, at the same time and place. At the adjourned Meeting, if a quorum is not present within thirty minutes, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

Under our Articles of Association, the Special Meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing at least 33 1/3% of our voting rights. If such quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to later date if so specified in the notice of the meeting. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our shareholders present in person or by proxy will constitute a lawful quorum.

Vote Required for the Proposal

The approval of the Proposal 1 is subject to the affirmative vote of holders of at least a majority of the ordinary shares, voted in person or by proxy at the Special Meeting.

If you provide specific instructions (mark boxes) with regard to proposal 1, your shares will be voted as you instruct. If you do not provide specific instruction with regard to proposal 1, the shares underlying your proxy will be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Special Meeting or any adjournment thereof.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. This Notice of the Special Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

By Order of the Board of Directors

Ran Eisenberg
Chief Executive Officer

Migdal Ha’Emek, Israel

March 23, 2022

PROPOSAL No. 1

APPOINTMENT OF ILANIT HALPERIN CPA AS OUR INDEPENDENT AUDITORS

At the Company last annual general meeting of the shareholders held on September 19, 2021, the Company’s current auditors, Kost Forer Gabbay & Kasierer a Member of Ernst & Young Global (hereinafter “EY”) was appointed to serve as the Company’s auditors with respect to the audit of the Company’s financial statements for the year ended December 31, 2020.

Following the capital raise by the Company of approximately $3 million, as previously reported by the Company on Form 6-K filed with the Securities and Exchange Commission on February 23, 2022, the Company and EY have determined that EY will not be able to complete the audit the Company’s financial statements for the years ended December 31, 2020 and 2021 on an expedited time frame in order to enable the Company to meet its reporting obligation under the Exchange Act as soon as practicably possible. EY has submitted to the Company EY’s resignation, dated March 17, 2022, stating that the reason for the resignation is that EY is unable to comply with the Company’s expedited filing schedule.

Accordingly, after internal discussions, the Company’s board of directors appointed Ilanit Halperin, CPA (“IH”), as the Company’s auditors to audit the financial statements of the Company for the years ended December 31, 2020 and 2021 and, recommended that the Company’s shareholders ratify such appointment and authorize the Board to fix the compensation of IH for such services. IH’s compensation for the audit of the Company’s financial statements for the years ended December 31, 2020 and 2021 is $115,000 and $95,000, respectively.

In connection with the foregoing, EY expressed no disagreement with the Company or its management on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, and its audit report on the Company’s financial statements for the past two years did not contain an adverse opinion or disclaimer nor was it qualified or modified due to uncertainty, audit scope or accounting principles.

Under the Companies Law and our articles of association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. In addition, under our articles of association, the board of directors is authorized to determine the independent auditor’s compensation.

The board of directors recommend that the Company’s shareholders appoint Ilanit Halperin, CPA, as the Company’s independent registered public accounting firm to audit the Company’s financial statement for the years ended December 31, 2020 and 2021 and until the next annual general meeting of the Company and to authorize the Company Board to fix the compensation for such services.

It is therefore proposed that the following resolution be adopted at the Special Meeting:

“RESOLVED, to appoint Ilanit Halperin, CPA as the Company’s independent auditors for the years ended December 31, 2020 and 2021, until the annual general meeting of shareholders to be held in prior to December 31, 2022.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

The Board recommends shareholders vote
“FOR” Proposal 1

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MARCH 23, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MARCH 23, 2022, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

P.V. Nano Cell Ltd.

/s/ Ran Eisenberg
Ran Eisenberg
Chief Executive Officer